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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No.    1    )*
                                          --------



          Video City, Inc. (formerly Prism Entertainment Corporation)
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  92653W 10 6
                -----------------------------------------------
                                (CUSIP Number)


Robert Y. Lee, 370 Amapola Avenue, Suite 208, Torrance, CA 90501, (310) 533-3900
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               January 31, 1999
                   -----------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 92653W 10 6                                    PAGE 2 OF 29 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert Y. Lee
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,971,524
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,361,524
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,971,524
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      21.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Statement is the first Amendment to the Statement on Schedule 13D filed on January 23, 1997 with the Securities and Exchange Commission by Robert
Y. Lee in connection with his beneficial ownership of shares of common stock of Video City, Inc.

Item 1.  Security and Issuer.
----------------------------

     This report relates to the Common Stock of Video City, Inc., a Delaware corporation (the "Issuer"), formerly known as Prism Entertainment Corporation, whose principal executive offices are located at 370 Amapola Avenue, Suite 208, Torrance, California 90501.

Item 2.  Identity and Background.
--------------------------------


     (a) The person filing this statement is Robert Y. Lee, individually and as Trustee of the Robert Y. Lee Separate Property Trust, U/D/T dated January 9, 1991, as amended.

     (b) The principal business address of Mr. Lee is 370 Amapaola Avenue, Suite 208, Torrance, California 90501.

     (c) Mr. Lee's principal occupation is as Chief Executive Officer and Chairman of the Board of the Issuer.

     (d) Mr. Lee has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Lee was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

     (f)  Mr. Lee is a citizen of the United States.

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

     (a) Mr. Lee is the beneficial owner of 2,971,524 shares of Common Stock of the Issuer, constituting 21.9% of such class. Of such shares, Mr. Lee has a pecuniary interest in 2,361,524 shares.

     (b) Mr. Lee has sole power to vote, direct the vote of, dispose of, and direct the disposition of the 2,361,524 shares described in (a) above, and in addition, holds an irrevocable proxy giving him the sole power until January 8, 2007 to vote 610,000 shares owned by Barry Collier.

     (c) Mr. Lee disposed of an aggregate of 347,500 shares of Common Stock of the Issuer by way of gifts, as follows:


               Date                   Number of Shares
               ----                   ----------------

          August 5, 1998                  150,000
          December 14, 1998                52,500
          December 31, 1998               120,000
          January 31, 1999                 25,000

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships with
         ------------------------------------------------------------
         Respect to Securities of the Issuer.
         -----------------------------------

     Mr. Lee, Mr. Collier and Ingram Entertainment Inc. ("Ingram") have entered into certain agreements regarding transfers of shares. Currently, Mr. Lee, as Trustee, owns 2,361,524 shares of the Issuer; Mr. Collier owns 818,050 shares and has an option to purchase an additional 175,000 shares of the Issuer; and Ingram owns 1,500,000 of the Issuer. Ingram is a secured creditor of the Issuer. In addition, the Issuer has issued a stock purchase warrant to Ingram, giving Ingram the right to purchase 404,403 shares owned by Mr. Lee, which are held in another escrow; the warrant is exercisable at an exercise price of $.6085 per share at any time through January 7, 2002. In addition, 250,000 of the shares owned by Mr. Lee are subject to cancellation, if and as a corresponding number of shares are issued upon exercise of existing five-year options that VCI granted to key employees and consultants. The remaining 1,707,121 shares owned by Mr. Lee as Trustee are not subject to such restrictions on transfer. Notwithstanding these restrictions, Mr. Lee has sole voting power for all 2,361,524 shares until and to the extent that Ingram exercises its warrant or employees exercise their stock options.

     Pursuant to a Stockholders Agreement by and among the Issuer, Mr. Lee, Mr. Collier and Ingram, if Ingram proposes to sell or transfer any of its shares of the Issuer, it must first give Messrs. Lee and Collier the option to purchase such shares at a price that is equal to 120% of the price at which Ingram proposes to sell its shares. This Agreement also provides that if Mr. Lee or Mr. Collier proposes to sell certain of his shares pursuant to a bona fide offer, Ingram will have the right to participate in such sale, in proportion to the fully diluted ownership of Mr. Lee, Mr. Collier and Ingram. The Agreement also provides that if the Issuer proposes to issue any securities for cash (other than shares or rights issued pursuant to an employee benefit plan or otherwise for property or services), Ingram shall be entitled to purchase a portion of such securities in order to maintain its percentage ownership in the Issuer.

     With regard to the voting of the shares, as previously stated, Mr. Collier has given a ten-year irrevocable proxy to Mr. Lee to vote 610,000 shares of the Issuer which Mr. Collier owns. Mr. Lee, Mr. Collier and Ingram have agreed in the Stockholders Agreement to use their best efforts to cause the number of directors of the Issuer to be eight, and to elect to the Board of Directors four designees of Mr. Lee, two designees of Mr. Collier and two designees of Ingram. In addition, Messrs. Lee and Collier have agreed to use their best efforts to appoint a designee of Ingram to the Compensation Committee of the Issuer. The Stockholders Agreement will terminate when Ingram's beneficial ownership interest in the Issuer's Common Stock (assuming, for purposes of this calculation, the exercise or conversion of all options, warrants, rights or convertible securities held by Ingram or any Affiliate) is 4% or less of the outstanding Common Stock of the Issuer.

     The Issuer, Mr. Lee, Mr. Collier and Ingram have agreed that without the unanimous approval of the Board of Directors of the Issuer, the Issuer shall not enter into any line of business other than the sale and rental of video product and related goods and accessories, the completion of the sole film that the Issuer currently has under way, and the exploitation of the Issuer's film library. The Issuer's Bylaws will be amended to so provide.

     The Lock-Up Agreement referred to in Item 6 of the Statement as originally filed, and filed as an Exhibit to said Statement, has terminated in accordance with its terms.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 25, 1999
                                /s/ Robert Y. Lee
                                ------------------------------------------
                                Robert Y. Lee, Individually and as Trustee